

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

> **Re:** **Home Federal Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **Form 10-Q for Fiscal Period Ended December 31, 2009**
> **File No. 001-33795**

Dear Mr. Nadeau:

We have reviewed your response filed with the Commission on March 3, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 2 in our letter dated February 17, 2010. We note in your response that you determined all loans classified as substandard, doubtful or loss and all loan on non-accrual status at the acquisition date to be within the scope of ASC 310-30. From your response, it appears that you applied the guidance of ASC 310-30 on a pooled basis by loan classification. If so, please tell us how you considered the guidance of paragraph 310-30-15-7 when

concluding this was appropriate. Given the failure of Community First to appropriately record loan losses prior to its closure, please tell us how you concluded that their loan grading system was accurate enough to rely on for the purposes of applying ASC 310-30.

2. We note that the ratio of allowance to loans in the acquisition and development portfolio for loans not subject to ASC 310-30 was 77% and that the ratio of allowance to loans in the one to four family construction loan portfolio was 50%. Please clarify specifically whether you evaluated each loan in these portfolios individually for evidence of credit impairment. Please provide additional information regarding how you concluded that such a significant allowance for loan losses was appropriate for loans that did not show evidence of credit impairment such that you expected to collect all contractual cash flows, particularly in light of your statement that the probability of default and loss given default on these loans will likely be significant.

3. Please refer to our previous comment 5 in our letter dated February 17, 2010. It remains unclear why you believe the timing of foreclosure and sale to be indeterminate and therefore can not estimate cash flows for your loans subject to ASC 310-30. Please provide additional information to clarify your response. Additionally, please tell us whether the fair value measurement and/or appraisal of the loans included an estimate of a holding period between purchase and time to sell, particularly for your acquisition and development, construction and commercial portfolios. Please tell us whether you have access to such data as average time on the market, etc. for the types of properties collateralizing these loans.

4. Please refer to our previous comment 10 in our letter dated February 17, 2010. Although the buildings, furniture and fixtures of Community First Bank were excluded from the purchase agreement, the option to purchase them at a later date was included. Please tell us how you contemplated the existence of this option in concluding that the subsequent purchase of the assets should not be accounted for as a revision of your original purchase price accounting as the purchase fell within the one year allocation period. As requested, please tell us the authoritative literature considered when concluding these assets should be accounted for separately.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant